UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41840

WEBUY GLOBAL LTD
(Translation of registrant’s name into English)

35 Tampines Street 92
Singapore 528880
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F   ☐

EXPLANATORY NOTE

WEBUY GLOBAL LTD (the “Company”) is submitting this Amendment No. 1 on Form 6-K/A (hereinafter referred to as “Amendment No. 1”) to amend its original report on Form 6-K, which was filed with the Securities and Exchange Commission on November 19, 2024 (the “Original 6-K”). The purpose of this Amendment No. 1 is to correct the incorrect dates and times in the company’s Notice of Annual General Meeting and Proxy Statement in Exhibit 99.1 and Form of Proxy Card in Exhibit 99.2 of the Original 6-K. The Exhibits have been refiled herewith.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Annual General Meeting and Proxy Statement
99.2	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEBUY GLOBAL LTD

Date: November 20, 2024	By:	/s/ Bin Xue
	Name:	Bin Xue
	Title:	Chief Executive Officer

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